

September 4, 2012

Via E-mail

Mr. Mark A. Hayes
Chairman and Chief Executive Officer
First Pulaski National Corporation
150 Third Avenue South, Suite 2800
Pulaski, Tennessee   37201-2017

Re: **First Pulaski National Corporation**
       Schedule 13E-3 filed August 15, 2012
       File No. 005-86952
       Schedule 14A filed August 15, 2012
       File No. 000-10974

Dear Mr. Hayes:

We have the following comments on the above-referenced filings. We have limited the scope of our review to legal and other non-accounting matters. Please understand that the purpose of our review process is to assist the transaction's compliance with the applicable disclosure requirements and to enhance the disclosure in the filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 14A

Summary Terms of the Reclassification Transaction

1. Please provide us with a brief analysis of the availability of the exemption under the Securities Act of 1933 upon which First Pulaski is apparently relying in order to offer the Class A stock in exchange for the common stock.

2. Please revise the description of the vote required to approve the charter amendment to specify whether the affirmative vote of the record holders or the beneficial holders represents the requisite threshold necessary to facilitate the reclassification transaction.

3. Advise us, with a view toward revised disclosure, why "it does not matter whether any of the underlying beneficial owners for whom the nominee acts own less than 201 shares" because the reclassification transaction "only affects" record shareholders. For example, specifically address why a beneficial holder will continue to hold common stock in street name even if the record holder holds a total of only 200 shares or less on behalf of all beneficial holders. Please reconcile the disclosure in this section with the potentially conflicting disclosure that appears under the heading "Record and Beneficial Ownership of Common Stock."

Our Position as to Fairness of Reclassification Transaction

4. Revise to expressly indicate, if true, that the Board is producing its fairness determination on behalf of the issuer. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation 14A apply to the issuer, as distinguished from the Board of Directors, that is engaged in the going private transaction.

Selected Historical Financial Information (Unaudited)

5. We noticed that financial information from First Pulaski's recently filed annual and quarterly reports has been incorporated by reference in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, the issuer is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. The unaudited summary financial information presented as "Selected Historical Financial Information" does not appear to conform to this disclosure standard. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3, or advise.

Form of Proxy Card

6. Revise the form of proxy card, as well as the proxy statement, to clearly mark both of the documents as "preliminary." See Rule 14a-6(e)(1).

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company, its management, and each filing person are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

- the issuer responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

D. Scott Holley, Esq.
Bass, Berry & Sims PLC
150 Third Avenue South, Suite 2800
Nashville, Tennessee 37201-2017